CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

The Board of Directors and Stockholders:

Beliss Corp.

We consent to the inclusion in the foregoing Registration Statement on Form S-1 Amendment 2 of our report dated August 4, 2017, relating to our audit of the balance sheets of Beliss Corp. as of April 30, 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from October 24, 2017 (inception) through April 30, 2017. Our report dated August 4, 2017, relating to the financial statements includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

 /s/ TAAD, LLP

Diamond Bar, California

October 5, 2017